RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

	Three months ended September 30,		Nine months ended September 30,

(in thousands)	2002	2001	2002	2001

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$80,281	$39,817	$190,737	$241,151
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,458	9,900	25,806	35,935

Earnings as defined	$89,739	$49,717	$216,543	$277,086

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,843	$8,417	$21,064	$31,737
Interest capitalized	185	179	529	591
Portion of rental expense representative of the interest factor	1,615	1,483	4,742	4,198
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$9,663	$10,099	$26,395	$36,586

RATIO OF EARNINGS TO FIXED CHARGES	9.29	4.92	8.20	7.57

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